SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K


                          REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                      Date of Report: January 30, 2001


                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33



               Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  |X|   Form 20-F                  |_|   Form 40-F


               Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      |_|   Yes                    |X|   No


               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

               Not applicable.

               This Form 6-K consists of a press release issued by Biora AB on January 30, 2001 regarding approval of a new product.




                       PRESS RELEASE FROM BIORA AB (PUBL), JANUARY 30, 2001

No1/01

                                                      FOR IMMEDIATE RELEASE


BIORA'S NEW PRODUCT APPROVED FOR SALE IN THE UNITED STATES

Malmo, Sweden, January 30, 2001 - BIORA AB (NASDAQ: BIORY, SSE: BIOR) announces today that, the Federal Drug Administration, FDA, has given Biora approval to sell its newest product for treatment of periodontitis, Emdogain Gel, in the U.S. This is the largest market in the world-approximately 2.3 million procedures to regenerate tooth supporting structure are performed annually.

Emdogain Gel is a further development of Emdogain that significantly simplifies its use. Instead of mixing two components manually, the dentist can immediately apply the ready-to-use product, Emdogain Gel.

Rickard Soderberg, Biora's President and CEO, commented: "The approval by the FDA is very important to us. The product was launched in Europe in June last year and has been very well received by European dentists. Now, our U.S. subsidiary will immediately begin selling the product to the periodontists in the very large U.S. market."

The U.S. is the single largest market for Biora with approximately 40% of total sales in 1999. Sales in the US during the period January-September 2000 increased by 60% compared to the same period in the previous year.

Emdogain Gel has recently received approval in Brazil and Mexico as well.


Biora develops manufactures and sells products for the treatment of periodontal disease and for use in oral surgery. Using its proprietary technology and expertise, Biora aims to become a world leader in biology-based products for specialized dental therapy. Biora's American Depository Shares are listed on the Nasdaq National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

This press release may contain certain forward-looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.

------------------------------------------------------------------------------

FOR FURTHER INFORMATION, PLEASE CONTACT:

-- Tommie Johansson, Corporate Communications and Investor Relations, Biora +46 70 3221365
--      Rickard Soderberg, President and CEO of Biora, tel: +46 (0)40 32 13 59
--      Elisabeth Lavers, US Investor Relations, +1 203 977 7797
--      http://www.biora.com



        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            BIORA AB


Dated:  January 30, 2001                    By:  /s/  Anders Agering
                                                 ----------------------------
                                                 Anders Agering
                                                 Chief Financial Officer